AMENDMENT TO MANAGEMENT AGREEMENT


     This Amendment dated as of August 1, 1995, is to the Management Agreement dated August 20, 1991, by and between INSTITUTIONAL FIDUCIARY TRUST, a Massachusetts business trust (the "Trust"), on behalf of FRANKLIN U.S. TREASURY MONEY MARKET PORTFOLIO (the "Portfolio"), a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

     (1) Paragraph 4 B. is amended to read:

          B. The management fee payable by the Portfolio shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith and to the extent necessary to comply with the limitations on expenses which may be borne by the Portfolio as set forth in the laws, regulations and administrative interpretations of those states in which the Portfolio's shares are registered. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Portfolio's expenses, as if such waiver or limitation were full set forth herein.

     (2) All other provisions of the Management Agreement dated August 20, 1991, remain in full force and effect.

     IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.



INSTITUTIONAL FIDUCIARY TRUST
On behalf of Franklin U.S.
Treasury Money Market Portfolio


By /S/ DEBORAH R. GATZEK



FRANKLIN ADVISERS, INC.


By /S/ HARMON E. BURNS